Filed by Virgin Group Acquisition Corp. II.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: March 23, 2022

Grove Collaborative Enters New Category with First-Ever 100% Plastic-Free
Personal Care Line for Kids

Building on the success of the Peach Not Plastic product line, Grove launches Peach Kids with the aim to become the market leader in sustainable personal care for kids

SAN FRANCISCO - March 23, 2022 - Grove Collaborative, the leading sustainable consumer products company and plastic-neutral retailer, today announced the strategic expansion of its personal care line, Peach Not Plastic, with the launch of Peach Kids, the first-ever 100% plastic-free, natural hair and body care system exclusively for kids. The announcement comes ahead of the two-year anniversary of Beyond Plastic™, Grove’s comprehensive plan to be 100% plastic-free by 2025.

Peach Not Plastic is on a mission to eliminate plastic from personal care routines, offering bar format shampoos and conditioners, hand and body wash and facial cleansers. Since its launch in October 2020, Peach Not Plastic products have avoided over 80,000 pounds of plastic from entering landfills. Now, on the heels of launching the first-ever 100% plastic-free Deodorant & Body Care refill system, Peach is continuing that mission by expanding into personal care tailored to kids - an area that has seen little innovation when it comes to sustainable packaging.

“After the remarkable success we saw following the initial launch of Peach Not Plastic in 2020, we knew we had to take a step further and kick plastic out of the kids personal care category too,” said Grove Collaborative co-founder and CEO, Stuart Landesberg. “The kids personal care category faces the same plastic problem as others within the CPG category. We have a chance to instill an appreciation for sustainable products and educate the next generation of consumers early on about the importance of making planet-friendly choices that are healthy for people and our planet.”

Featuring a collection of clean and safe vegan formulas that parents can trust, with 100% natural fragrances, Peach Kids debuts the Lil’ Kids 2-in-1 Shampoo & Body Bar and Lil’ Kids Hand & Body Bar for

kids ages 3-5 and Big Kids! Shampoo Bar, Big Kids! Conditioner Bar and Big Kids! Hand & Body Bar for kids ages 6-12. Each kid-approved bar lasts up to 100 washes and comes in easy-grip shapes, bright colors and yummy fragrances that make bath and shower time fun, while educating kids about the importance of living sustainably.

“When we heard that Peach Not Plastic lovers were asking for kids' products, we listened,” said Danielle Jezienicki, Director of Sustainability at Grove Collaborative. “Through this new collection, we’re making bath and shower time more fun and plastic-free by using the clean safe ingredients parents depend on and fun colors and easy-grip shapes that kids love, because making sustainability fun and easy is at the heart of the Peach Not Plastic brand.”

The Peach Kids expansion supports the Grove Collaborative’s broader Beyond Plastic™ initiative, the Company’s comprehensive plan to be 100% plastic free by 2025 and lead the consumer products industry out of single-use plastic. Peach Kids is proud to partner with nonprofit 5 Gyres Institute, in a shared mission to reduce plastic pollution globally by increasing education and awareness around plastic waste with information, tools and connections to help drive local change.

The collection includes six products ranging from $5.95 to $7.95. The signature scents exclusive to the collection are Groovy Grape, Honey Buzz, Apple Blast, Citrus Splash and Sunny Orange.

The Peach Kids Collection is available for purchase exclusively at Grove.com.

●	Lil’ Kids! 2-in-1 Shampoo & Body Bar: Gently cleanses, softens and nourishes skin and hair for kids ages 3-5, $6.95.

●	Lil’ Kids! Hand & Body Bar: Multi-purpose bar that cleanses skin using fair-trade antioxidant-rich shea butter for kids ages 3-5, $5.95.

●	Big Kids! Shampoo Bar: Coconut-based formula cleanses and softens hair and scalp without harsh sulfates for kids ages 6-12, $7.95.

●	Big Kids! Conditioner Bar: Nourishing coconut and sunflower oil work together to hydrate, detangle, and leave hair smooth and silky for kids ages 6-12, $7.95.

●	Big Kids! Hand & Body Bar: Gently cleanses while washing away dirt and bacteria for kids ages 6-12, $5.95.

To learn more about Peach Kids, visit www.grove.co/peach. For more information about Grove Collaborative, visit www.grove.co.

About Grove Collaborative

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Driven by the belief that sustainability is the only future, Grove creates and curates over 150 high-performing eco-friendly brands of household cleaning, personal care, laundry, clean beauty, baby and pet care products serving millions of households across the U.S. each year. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for everyone to build sustainable routines.

Every product Grove offers — from its flagship brand of sustainably powerful home care essentials, Grove Co., plastic-free, vegan personal care line, Peach Not Plastic, and zero-waste pet care brand, Good Fur, to its exceptional third-party brands — has been thoroughly vetted against strict standards to be uncompromisingly healthy, beautifully effective, ethically produced and cruelty-free. Grove Collaborative is a public benefit corporation on a mission to move Beyond Plastic™ and in 2021, entered physical retail for the first time at Target stores nationwide, making sustainable home care products even more accessible. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visit www.grove.co.

On December 7, 2021, Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company (SPAC) sponsored by Virgin Group, entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

Additional Information and Where to Find It
In connection with the proposed business combination, VGII filed with the SEC on January 18, 2022, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Media Contact:

ICR Inc.

GrovePR@icrinc.com

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